Exhibit 3.5

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Xanthic Biopharma Inc. (“Xanthic”)

77 King Street West, Suite 2905 Toronto, Ontario

M5K 1A2

Item 2 Date of Material Change

November 9, 2018.

Item 3 News Release

A news release with respect to the material change referred to in this report was issued through Cision on November 9, 2018, a copy of which was filed on SEDAR.

Item 4 Summary of Material Change

On November 9, 2018, pursuant to the terms of an amended and restated transaction agreement (the “Definitive Agreement”) dated October 30, 2018 between Xanthic and Green Growth Brands Ltd. (“GGB”), Xanthic completed a business combination with GGB by way of a three-cornered amalgamation pursuant to which GGB amalgamated with a wholly-owned subsidiary of Xanthic to form one company as a wholly-owned subsidiary of

Xanthic (the “Business Combination”).

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On November 2, 2018, Xanthic held an annual and special meeting of shareholders of Xanthic (the “Xanthic Shareholders”), where Xanthic Shareholders approved, among other things, a name change, the Business Combination, an amendment to Xanthic’s articles of incorporation to create a new class of proportionate voting shares and the consolidation of the common shares of Xanthic immediately following closing of the Business Combination.

On November 9, 2018, pursuant to the Definitive Agreement, Xanthic completed the Business Combination.

As part of the Business Combination, each of the common shares, proportionate voting shares, common share purchase warrants and proportionate voting share warrants of GGB (collectively, the “GGB Securities”) were cancelled and former GGB securityholders received 3.43522878 common shares, proportionate voting shares, common share purchase warrants, and proportionate voting share warrants of Xanthic, as applicable, for each GGB

Security so cancelled (collectively, the “Consideration Securities”). The common shares of Xanthic (including the Consideration Securities) have also been consolidated on the basis of four (4) pre-consolidation shares for one (1) post-consolidation Resulting Issuer common share.

Additional information on the Business Combination is included in the management information circular of Xanthic dated October 12, 2018 and available on SEDAR at www.sedar.com.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7 Omitted Information

None.

Item 8 Executive Officer

Further information regarding the matters described in this report may be obtained from David Bhumgara, Chief Financial Officer, who is knowledgeable about the details of the material change and may be contacted at 647-495-8798.

Item 9 Date of Report

November 16, 2018.